February 11, 2025
Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Registration Statement on Form N-14 File No.: 333-284246 Stance Sustainable Beta ETF
Dear Ms. White:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Registration Statement on Form N-14 (the “Registration Statement”) relating to the reorganization of the AXS Change Finance ESG ETF, a series of Investment Managers Series Trust II, into the Stance Sustainable Beta ETF, a series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.
Comment 1:In the shareholder letter under the second bullet point, please explain why certain officers of Change Finance will serve for a period of no longer than 6 years.
Response: The Registrant has amended the second bullet of the disclosure as follows:
Change Finance, PBC (“Change Finance”), the Target Fund’s current sub-adviser, will not be involved in the management of the Acquiring Fund, although Dorrit Lowsen, President and Chief Operating Officer of Change Finance, and Andrew Rodriguez, Chief Executive Officer of Change Finance, will provide consultative support to Stance Capital with respect to the ESG methodology review for a period of no longer than six years, unless Ms. Lowsen or Mr. Rodriguez elect to terminate their respective consultative role on an earlier date.
Comment 2:In the same section, in the third bullet, please disclose that if the merger is approved, Stance will assume responsibility for the maintenance of the Index and become the Fund’s index provider. Please also add disclosure related to this same concept under section I - Proposal to Approve the Agreement and Plan of Reorganization, in the third paragraph.
Response: The first sentence of the third bullet has been amended as follows:
•Target Fund shareholders will become shareholders of the Acquiring Fund and Stance Capital will acquire the Index (as defined below) and become the Acquiring Fund’s index provider.
The third paragraph of the Overview section has been revised to add the following disclosure as the last two sentences of the paragraph:
Additionally, as part of the Transaction, Stance Capital will acquire the Index and become the Acquiring Fund’s index provider. If the Reorganization is not approved by shareholders, the Transaction will not occur.
Comment 3:Also in the Overview section, please disclose if Stance will take over management of the Index if the Reorganization is not approved by shareholders?
Response: See Response 2 above.
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Comment 4:In the Tax Risk section, please explain the second to last sentence, which states “This could cause the Acquiring Fund to incorrectly calculate the amount of gain or loss recognized and/or the character of gain or loss (e.g., as long-term or short-term) on the subsequent disposition of such assets.”
Response: If the in-kind contributions fail to qualify for tax-deferred treatment, it may not be known by the Trust as the Trust expects to receive a tax opinion regarding the tax free nature of the in-kind contribution transaction. Therefore, this could cause the miscalculation mentioned in the disclosure. The Registrant has not amended the disclosure in response to this comment.
Comment 5:Under the Federal Income Tax Consequences section, in the sixth bullet, please explain what is meant by the parenthetical “(except where investment activities of the Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset).”
Response: The Registrant has deleted the parenthetical.
Comment 6:In the Comparison of Forms of Organization and Shareholder Rights section, if there are any material differences in shareholder rights, please summarize them in the disclosure.
Response: The provisions cited are generally comparable, therefore the Registrant has not amended the disclosure.
Comment 7:In the Manager of Managers Structure section, please disclose if the relief applies to affiliated or unaffiliated sub-advisers.
Response: The Registrant has amended the disclosure to clarify that the Manager of Managers relief applies to unaffiliated sub-advisers.
If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.
Sincerely,
/s/ Karen Aspinall
Karen Aspinall
Partner
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